COMPASS
GROUP

09046931

SEC Mail Processing Section
SEP 08 2009
Washington, DC
121

By Air Mail

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States

SUPPL

1 September 2009

Dear Sir/Madam

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group Plc, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

I NEWS RELEASES

None this period.

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

1. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at 31 July 2009, in accordance with the Disclosure and Transparency Rules (August 3, 2009).

2. Notification from Compass Group PLC relating to a Director/PDMR Shareholding (Tim Parker) (August 3, 2009).

3. Notification from Compass Group PLC relating to a block listing application for 2,500,000 ordinary shares (August 11, 2009).

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. None this period.

dlw 9/11

Compass Group PLC
Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ
Telephone 01932 573000 Facsimile 01932 569956
Registered in England, Registered Number 4083914, VAT number 466/4777/01

COMPASS
GROUP

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 88(2) – Return of allotment of 163,232 shares (August 2, 2009).
2. Companies Form No. 88(2) – Return of allotment of 38,374 shares (August 7, 2009).
3. Companies Form No. 288c - Change of particulars (Don Robert) (August 12, 2009).
4. Companies Form No. 88(2) – Return of allotment of 15,520 shares (August 24, 2009).
5. Companies Form No. 288c - Change of particulars (Don Robert) (August 27, 2009).
6. Companies Form No. 88(2) – Return of allotment 88,671 shares (August 28, 2009).

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned on +44 (0)1932 574192.

Yours faithfully

Carol A Lancefield
Assistant Company Secretary
Encs.

COMPASS
GROUP

82-5161

I NEWS RELEASES

None this period.

COMPASS
GROUP

82-5161

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

82-5161

Regulatory Story

Go to market news section

Company	Compass Group PLC
TIDM	CPG
Headline	Total Voting Rights
Released	08:00 03-Aug-2009
Number	7153W08

RNS Number : 7153W
Compass Group PLC
03 August 2009

COMPASS GROUP PLC:
TOTAL VOTING RIGHTS AND CAPITAL AS AT 31 JULY 2009

In accordance with its obligations under rule 5.6.1. of the Disclosure and Transparency Rules, Compass Group PLC confirms that as at 31 July 2009 its issued share capital consists of 1,850,490,865 ordinary shares of 10 pence each. The total number of voting rights in respect of these ordinary shares is 1,850,490,865, each ordinary share having one vote. Compass Group PLC does not hold any ordinary shares in treasury.

In addition, Compass Group PLC has entered into a level 1 American Depositary Receipt Programme, under which ordinary shares of 10 pence each are traded in the form of American Depositary Shares on the New York Stock Exchange. The ordinary shares of 10 pence each traded in the form of American Depositary Shares are included within the total set out above.

The above figure 1,850,490,865 may be used by shareholders as the denominator for the calculation by which they will determine whether they are required to notify their interest in, or a change to their interest in, Compass Group PLC under the FSA's Disclosure and Transparency Rules.

For further information, contact:
M J White Tel: +44 1932 573000

END

END

82-5161

Regulatory Story

Go to market news section

Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	17:21 03-Aug-2009
Number	8006W17

RNS Number : 8006W
Compass Group PLC
03 August 2009

COMPASS GROUP PLC: DIRECTOR/PDMR SHAREHOLDING

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

Compass Group PLC ("the Company") notifies the following purchase of ordinary shares of 10 pence each in the share capital of the Company ("Shares") made by a director under the Company's Dividend Reinvestment Plan in respect of the interim dividend for the year ending 30 September 2009, which was paid on 3 August 2009.

Director's Name	Number of Shares purchased on 3 August 2009	Purchase price per Share in pence
Tim Parker	284	326.40

Tim Parker's beneficial holding has been increased as a result of this purchase to 21,691 Shares (0.00117% of the issued share capital).

Enquiries:

Mark J White, General Counsel and Company Secretary
Compass Group PLC
Tel: +44 (0)1932 573000

Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of around £11 billion in the year to 30 September 2008. The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore & Remote

82-5161

Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSSSSFMDSUSEEA

CLOSE

Regulatory

82-5161

Regulatory Story

Go to market news section

Company	Compass Group PLC
TIDM	CPG
Headline	Additional Listing
Released	15:28 11-Aug-2009
Number	2652X15

RNS Number : 2652X
Compass Group PLC
11 August 2009

COMPASS GROUP PLC

Compass Group PLC has today made application to the UK Listing Authority and the London Stock Exchange for a block listing of 2,500,000 ordinary shares of 10p each to be admitted to the Official List.

These shares will rank *pari passu* with the existing ordinary shares of the Company and will be issued in connection with the future release of 2.5 million shares under the Company's Long-Term Incentive Plan.

ENQUIRIES :

Compass Group PLC :	+44 (0) 1932 573000
Investors/Analysts :	Andrew Martin
Media :	Chris King

Note to Editors
Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of around £11 billion in the year to 30 September 2008. The company operates across the following core sectors of Business

82-5161

and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

LISZFLFFKVBLBBD

CLOSE

Regulatory

COMPASS
GROUP

82-5161

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None this period.

COMPASS
GROUP

82-5161

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

Companies House
— for the record —

SEC Mail Processing Section
SEP 08 2009
Washington, DC
121

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	20	07	2009
To	24	07	2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	4,081	25,000	25,100
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	20	07	2009	24	07	2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,265	740	86,796
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.668	£2.925	£3.128

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	20	07	2009	24	07	2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,250	10,000	8,000
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.1375	£3.1625	£3.20

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Cazenove Nominees Limited	Class of shares allotted	Number allotted
Address: Participant ID: 142 CN, Designation: ESOS, 20 Moorgate, London	Ordinary	155,706
UK Postcode EC2R 6DA		
Name(s): Mr Geoffrey Smith	Class of shares allotted	Number allotted
Address: 37 Collingwood, Farnborough, Hampshire	Ordinary	1,180
UK Postcode GU14 6LX		
Name(s): Mr Anthony Forson	Class of shares allotted	Number allotted
Address: 60 Bissley Drive, Maidenhead, Berkshire	Ordinary	4,081
UK Postcode SL6 3UU		
Name(s): Miss Pamela Milton	Class of shares allotted	Number allotted
Address: 9 Shenley Fields Road, Selly Oak, Birmingham	Ordinary	2,265
UK Postcode B29 5AG		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 2/8/09

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	03	08	2009	07	08	2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	8,000	7,500	1,850
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.10	£2.2925	£2.925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	03	08	2009	07	08	2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	15,024	3,000	3,000
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.128	£3.1625	£3.20

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Cazenove Nominees Limited Address Participant ID: 142 CN, Designation: ESOS, 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 38,374
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed MWhite **Date** 7/8/03

** ~~A director /~~ secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

82-5161

coform

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 4083914

Company Name in full Compass Group PLC

Changes of particulars form

Complete in all cases

Date of change of particulars — Day: 11 Month: 08 Year: 2009

Name * Style / Title: Mr * Honours etc:

Forename(s): Donald

Surname: Robert

† Date of Birth — Day: 15 Month: 05 Year: 1959

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*

6701 Center Drive West, Suite 300

Post town: Los Angeles

County / Region: California Postcode: 90045

Country: USA

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 12.08.09

(**~~director~~/ secretary/ ~~administrator~~/ ~~administrative receiver~~/ ~~receiver manager~~/ ~~receiver~~).

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Carol Lancefield, Compass Group PLC, Compass House,
Guildford Street, Chertsey KT16 9BQ

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHW P000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21	08	2009	21	08	2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	10,000	1,850	3,670
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.10	£2.925	£3.128

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Cazenove Nominees Limited Address: Participant ID: 142 CN, Designation: ESOS, 20 Moorgate, London UK Postcode: EC2R 6DA	Ordinary	3,670
Name(s): Mr Mark Joll Address: Irmingland Hall, Corpusty, Norfolk UK Postcode: NR11 6QF	Ordinary	11,850
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 24/8/09

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

82-5161

BLUEPRINT OneWorld

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 4083914

Company Name in full Compass Group PLC

Changes of particulars form

Complete in all cases

Date of change of particulars — Day: 2 4 Month: 0 8 Year: 2 0 0 9

Name	* Style / Title	Mr
	* Honours etc	
	Forename(s)	Donald
	Surname	Robert
	† Date of Birth (Day Month Year)	1 5 0 5 1 9 5 9
Change of name *(enter new name)*	Forename(s)	
	Surname	
Change of usual residential address *(enter new address)*		14 Burton Court, Franklins Row, Chelsea
	Post town	London
	County / Region	
	Postcode	SW3 4TA
	Country	United Kingdom
Other Change	*(please specify)*	

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 27/08/09

(**~~director/~~ secretary/ a~~dministrator~~/ a~~dministrative receiver~~/ ~~receiver manager~~/ ~~receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Carol Lancefield, Compass Group PLC, Compass House,
Guildford Street, Chertsey, KT16 9BQ, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	24	08	2009	28	08	2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	4,000	23,600	2,850
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.10	£2.2925	£2.925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House — for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	08	2009	28	08	2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	14,221	22,000	22,000
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.128	£3.1625	£3.20

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Cazenove Nominees Limited	Class of shares allotted	Number allotted
Address: Participant ID: 142 CN, Designation: ESOS,	Ordinary	88,671
20 Moorgate, London		
UK Postcode EC2R 6DA		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 28 August 2009

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

CMJ